November 16, 2006

Michael Volley
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Epic Bancorp
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 000-50878

Dear Mr. Volley:

          On behalf of Epic Bancorp (the “Company”), set forth below are additional disclosures requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) related to its letter dated October 25, 2006, with respect to the filing referenced above.

          For your convenience, the request for additional disclosure made by the Staff is summarized below in bold followed by the response.

1.

Please provide the disclosure that will appear in future SEC filings stating that the Company will classify all loans as Loans and Trade Receivables Not Held For Sale in accordance with SOP 01-6, paragraph 8 a.

Response:

          In upcoming SEC filings the Company anticipates that it will use the following disclosure for Loans and Loans Held For Sale:

Loans

          Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premiums and discounts on purchases loans.  Our decision to hold these loans for investment was based on our intent and ability to hold this portfolio for the foreseeable future or until maturity or payoff.

Loans Held For Sale

          Loans held for sale are reported at the lower of cost or estimated market value.  Gains or losses on loan sales are recognized at the time of the sale and are determined by the difference between net sale proceeds and the net book value of the loans less the estimated fair value of any retained mortgage servicing rights.

     If you should have any questions or comments with respect to this filing, please do not hesitate to call the undersigned at 415/455-4593.

Very truly yours,

Epic Bancorp

By:	/s/ Michael E. Moulton

Michael E. Moulton
Executive Vice President & Chief Financial Officer